Exhibit 99.1

Inspira™ Announces Establishment of Distribution Facility to Support U.S. Deployment of INSPIRA™ ART100

The Company has signed a distribution agreement that assigns to Glo-Med the role of Inspira’s primary distributor and customer support center in the U.S.

Ra’anana, Israel, October 24, 2024 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira Technologies”, “Inspira” or the “Company”), a groundbreaking life support technology company, is pleased to announce that it has entered into an agreement with Glo-Med Networks Inc (“Glo-Med”), which will serve as Inspira’s primary distributor in the United States. Glo-Med’s distribution facility will serve as a support center for the deployment of the INSPIRA ART100 in the United States. The INSPIRA ART100 is a U.S. Food and Drug Administration (FDA) 510(k)-cleared for Cardiopulmonary Bypass (CPB) procedures.

Inspira aims to revolutionize life support for millions of acute respiratory failure patients each year with the Company’s proprietary INSPIRA™ ART device being designed to monitor and elevate declining blood saturation levels in minutes without a mechanical ventilator. Targeting 20 million patients each year, the INSPIRA ART has a potential estimated $19 billion market opportunity. This agreement and distribution facility aims to enhance the Company’s operational efficiency and customer service capabilities in the U.S. market. Toward the planned deployment of the INSPIRA ART100 in 2024 and looking ahead, the Company’s goal is to introduce physicians and perfusionists to Inspira’s technologies and brand proposition in preparation for the future planned deployment of the flagship INSPIRA ART.

The distribution facility, located in Florida, will play an important role in supporting the deployment and maintenance of the INSPIRA ART100 system and will potentially facilitate the commercialization of additional products in the U.S. market in the future. The medical distribution and service facility will be fully operated by Glo-Med and will serve as a central hub for Inspira’s logistics operations, pursuant to the distribution agreement, ensuring the timely and efficient distribution of the Company’s innovative medical devices. The facility will house a dedicated customer support team providing comprehensive support services to healthcare providers using Inspira’s products. Additionally, the facility will provide original equipment manufacturer certified after-market services through a partnership with Med-Stat Consulting Services (“Med-Stat”), a reputable national biomedical engineering services firm. Med-Stat was founded in 2003 and provides onsite and depot medical equipment servicing for the largest and most reputable healthcare facilities in the U.S.

Joe Hayon, co-founder and President of Inspira Technologies, stated, “This distribution agreement represents a crucial milestone in our efforts to introduce Inspira’s innovative technologies to the market. With Glo-Med managing the deployment and maintenance of the INSPIRA ART 100 system in the U.S., I believe that we are well-positioned for the future launch of our flagship INSPIRA ART and other products in our pipeline.”

Matus Knoblich, CEO of Glo-Med, stated, “I believe that the coupling of Glo-Med’s distribution network and capabilities with the industry leading service provided by Med-Stat will create a fully vertically integrated business model where customers can receive the highest level of service and support within the industry sector. Both companies will be working with the same mission in mind: growth and expansion of the Inspira Technologies brand coupled with a fully supported user experience. We believe that this will lead to success for all participants.”

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilators, with patient being awake during treatment. The INSPIRA ART is being equipped with clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, and potentially supporting physicians in making informed decisions.

The Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in Cardiopulmonary Bypass procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX orbiting Oxygen Delivery System and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected benefits of the agreement with Glo-Med, the aims of the agreement, the potential benefits of the INSPIRA ART, the potential market size for the INSPIRA ART, the expectation that the distribution facility will play an important role in supporting the deployment and maintenance of the INSPIRA ART100 system, the Company’s goal to introduce physicians and perfusionists to its technologies, that the distribution center will facilitate the potential commercialization of other future products, the belief that the agreement represents a crucial milestone in our efforts to introduce Inspira’s innovative technologies to the market, the belief that the Company is well-positioned for the future launch of the INSPIRA ART and other products in its pipeline, the belief that combining Glo-Med’s distribution network and capabilities with Med-Stat will create a fully vertically integrated business model and the belief that this structure will lead to success for the Company, Glo-Med and Med-Stat. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-118

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